Exhibit (a)(2)(2)

November 30, 2021

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Commissioners:

We have read the statements made by Touchstone Strategic Income Opportunities Fund (the “Fund”) (formerly AIG Strategic Bond Fund) pursuant to item 304(a)(1) of Regulation S-K (copy attached), which we understand will be filed with the Securities and Exchange Commission in the Fund’s semi-annual report on form N-CSRS dated November 30, 2021. We agree with the statements concerning our Firm contained therein.

Very truly yours,

Houston, Texas

PricewaterhouseCoopers LLP, 1000 Louisiana Street, Suite 5800, Houston, TX 77002

T: (713) 356 4000, F: (713) 356 4717, www.pwc.com/us

Attachment

Changes in Independent Registered Public Accounting Firm

As the result of the reorganization of the AIG Strategic Bond Fund, a series of the SunAmerica Income Funds, Inc. (the “Predecessor Fund”), into the Touchstone Strategic Income Opportunities Fund (the “Strategic Income Opportunities Fund”), a series of the Touchstone Strategic Trust, on July 16, 2021, PricewaterhouseCoopers LLP (“PwC”) resigned as the independent registered public accounting firm, effective July 16, 2021. The Board of Trustees approved the appointment of Tait, Weller & Baker LLP as the independent registered public accounting firm of the Strategic Income Opportunities Fund for the fiscal period ended March 31, 2022.

PwC’s report on the financial statements of the Predecessor Fund for the fiscal years ended March 31, 2020 and March 31, 2021 did not contain any adverse opinion or a disclaimer of opinion, and was not qualified or modified as to uncertainty, audit scope, or accounting principles.

During the fiscal years ended March 31, 2020 and March 31, 2021 and the subsequent interim period through July 16, 2021, during which PwC served as the Predecessor Fund’s independent registered public accounting firm, there were no: (i) disagreements (as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions) with PwC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements if not resolved to their satisfaction would have caused them to make reference in connection with their opinion to the subject matter of the disagreement, or (ii) reportable events (as described in Item 304(a)(1)(v) of Regulation S-K).

The Predecessor Fund provided PwC with a copy of the disclosures proposed to be made in the N-CSR filed with the Commission and requested that PwC furnish the Predecessor Fund with a letter addressed to the Commission stating whether it agrees with the Other Items (Unaudited) (Continued) 73 statements made by the Predecessor Fund in response to Item 304(a) of Regulation S-K, and, if not, stating the respects in which it does not agree. The PwC letter is attached to the N-CSR as an exhibit.

During the fiscal years ended March 31, 2020 and March 31, 2021 and the subsequent interim period through July 16, 2021, neither the Strategic Income Opportunities Fund Fund nor anyone on its behalf has consulted Tait Weller on either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Strategic Income Opportunities Fund’s financial statements and no written report or oral advice was provided to the Strategic Income Opportunities Fund byTaitWeller or (ii) any matter that was either the subject of a disagreement (as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions) or a reportable event (as described in Item 304(a)(1)(v) of Regulation S-K).